Exhibit 12
BB&T Corporation
Earnings To Fixed Charges

	Six Months Ended June 30, 2016		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011

	(Dollars in millions)
Earnings:
Income before income taxes	$1,655	$1,369	$2,917	$3,127	$3,283	$2,945	$1,732
Plus:
Fixed charges	428	397	819	843	967	1,130	1,442
Distributions from equity method investees	3	6	8	9	9	6	7
Less:
Capitalized interest	1	1	2	1	—	—	—
Income (loss) from equity method investees	(3)	(3)	(3)	—	9	3	3
Earnings	2,088	1,774	3,745	3,978	4,250	4,078	3,178

Less:
Interest on deposits	128	110	233	239	301	429	610
Earnings, excluding interest on deposits	$1,960	$1,664	$3,512	$3,739	$3,949	$3,649	$2,568

Fixed charges:
Interest expense	$380	$358	$735	$768	$891	$1,060	$1,378
Capitalized interest	1	1	2	1	—	—	—
Interest portion of rent expense	47	38	82	74	76	70	64
Total fixed charges	428	397	819	843	967	1,130	1,442
Less:
Interest on deposits	128	110	233	239	301	429	610
Total fixed charges, excluding interest on deposits	300	287	586	604	666	701	832

Dividends/accretion on preferred stock (1)	114	97	203	210	222	90	—

Total fixed charges and preferred dividends	$542	$494	$1,022	$1,053	$1,189	$1,220	$1,442

Total fixed charges and preferred dividends, excluding interest on deposits	$414	$384	$789	$814	$888	$791	$832

Earnings to fixed charges:
Including interest on deposits	4.88x	4.47x	4.57x	4.72x	4.40x	3.61x	2.20x
Excluding interest on deposits	6.53x	5.80x	5.99x	6.19x	5.93x	5.21x	3.09x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.85x	3.59x	3.66x	3.78x	3.57x	3.34x	2.20x
Excluding interest on deposits	4.73x	4.33x	4.45x	4.59x	4.45x	4.61x	3.09x

(1) Dividends on preferred stock have been grossed up by the effective tax rate for the period.